UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMERICAN RAILCAR INDUSTRIES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Stock Appreciation Rights Issued on April 4, 2007 Having an Exercise Price Per

Stock Appreciation Right of $29.49 under the American Railcar Industries, Inc. 2005 Equity

Incentive Plan, which Reference Common Stock, $0.01 par value per Share

(Title of Class of Securities)

02916P103

(CUSIP Number of Common Stock Underlying Class of Securities)

Dale C. Davies

Senior Vice President, Chief Financial Officer and Treasurer

American Railcar Industries, Inc.

100 Clark Street, St. Charles, MO 63301

Tel: (636) 940-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Philip J. Flink, Esquire

James Bedar, Esquire

Brown Rudnick LLP

One Financial Center

Boston, MA 02111

Tel: (617) 856-8200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$481,206	$34.31

*	Calculated solely for purposes of determining the amount of the filing fee. The aggregate value of the 190,200 stock appreciation rights (SARs) exchanged pursuant to this offer was determined to be $481,206 based on the Black-Scholes valuation model as of May 14, 2010.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2010 issued by the Securities Exchange Commission on April 30, 2009, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation (or .00007130 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $65.02	Filing Party: American Railcar Industries, Inc.
Form or Registration No.: 005-81342	Date Filed: April 19, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on April 19, 2010 by American Railcar Industries, Inc., as amended and supplemented by Amendment No. 1 filed with the SEC on May 12, 2010 and Amendment No. 2 filed with the SEC on May 13, 2010. This Amendment is being filed to amend and restate Item 4 of the Schedule TO. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 4.	Terms of the Transaction.

The Exchange Offer expired at 11:59 p.m., Eastern Time, on May 14, 2010. Pursuant to the Exchange Offer, Eligible SARs Holders (as defined therein) tendered, and the Company accepted for exchange, 190,200 Eligible SARs (as defined therein) representing approximately 94% of the total Eligible SARs eligible for exchange in the Exchange Offer. On Friday, May 14, 2010, the Company granted 95,100 new SARs having an exercise price per SAR equal to $14.12, which was the last sales price of the Company’s common stock on the NASDAQ Global Select Market on May 14, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN RAILCAR INDUSTRIES, INC.

By:	/s/ Dale C. Davies
Name:	Dale C. Davies
Title:	Senior Vice President, Treasurer and Chief Financial Officer
Date:	May 17, 2010